

Mail Stop 3561

October 24, 2017

<u>Via E-mail</u>
How Kok Choong
Chief Executive Officer
Agape ATP Corporation
No. 17, 17-1, 17-2, 17-3, Wisma Laxton, Jalan Desa, Taman Desa,
Off Jalan Klang Lama, 58100 Kuala Lumpur, Malaysia

> **Re: Agape ATP Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 12, 2017**
> **File No. 333-220144**

Dear Mr. How:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2017 letter.

<u>Certain Relationships and Related Transactions, page 26</u>

1. We note your response to comment 13. As previously requested, please state the names of your promoters and provide all information required by Item 404(c) of Regulation S-K.

You may contact James Giugliano at (202) 551-3319 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jeffrey DeNunzio, President
     V Financial Group, LLC